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Mike & Patty's – Jamaica Plan

New American Restaurant

388 Centre St
Jamaica Plain, MA 02130
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $50,000 invested.
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THE PITCH
Mike & Patty's - Jamaica Plan is seeking investment to open our fourth location and expand our menu offering for Boston's favorite sandwich shop.
Adding A Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Mike & Patty's - Jamaica Plan is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Mike & Patty's Hoodie Invest $250 or more to qualify. 50 of 50 remaining

Catered Breakfast for 20 People Invest $1,000 or more to qualify. 20 of 20 remaining
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JOIN THE MIKE & PATTY'S COMMUNITY!
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OUR STORY

Owners Ania Zaroda and Michael Gurevich purchased the original Mike & Patty's location in Bay Village in 2012 and fell in love with the business of providing an amazing breakfast experience to both Boston locals and out-of-town visitors. Breakfast has always been our favorite meal of the day, and we've been able to expand our Tiny Sandwich Shop to two other locations in the greater Boston area.

2012: Purchased original Mike & Patty's location in Bay Village
2018: Expanded business with second location in Somerville, MA
2021: Opened third location and commissary kitchen in Newton, MA
2021: Signed lease in Jamaica Plain, MA for upcoming fourth location!
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OUR MISSION

Our mission is to create an unforgettable craft casual food experience that inspires guests to spread the word!

Use fresh and high quality ingredients
Work with local vendors as much as possible
Provide sponsorships and donations to local organizations and events
Offer a livable and competitive wage to all team members
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PRESS
The 17 Best Sandwiches in Boston Right Now

Carolina Caviar at Mike & Patty's

Outstanding Breakfast Sandwiches Around Boston

Behold, some of the Boston area's most mouth-watering, all-in-one breakfasts: on croissants, on biscuits, on point — and available to go

Mike & Patty's will open its first dine-in restaurant in Jamaica Plain

The new Mike & Patty's location is scheduled to debut in early 2022.

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ALL ABOUT MIKE & PATTY'S - NECN'S PHANTOM GOURMET
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Check out our original location in Bay Village featured on NECN's Phantom Gourmet!

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THE COMPETITION

We consider Mike & Patty's to be one of the most memorable breakfasts in Boston. Other admirable homegrown breakfast businesses include Flour, Tatte, and Clover.

flourbakery.com
tattebakery.com
cloverfoodlab.com
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BUSINESS MODEL

Based on our experience with three other locations, Mike & Patty's Jamaica Plain will be primarily takeout-focused. Our business has been able to survive and thrive during COVID because we believe a takeout-driven model with a streamlined menu is the best way to optimize costs.

We expect approximately 70% of guests to order takeout or delivery
Delivery will be provided through Uber Eats, Doordash, and Grub Hub (we have several years experience working with all three)
Approximately 30% of sales will come from dine-in guests, for which we have ~20 seats
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TRACTION & VALIDATION

Since 2012, the team behind Mike & Patty's has grown from operating a single 175-square-foot sandwich shop to a boutique hospitality management group with 3 locations.

In 2021, we began controlling our own supply chain by making our own breads and prepping ingredients at our new commissary kitchen
Our menu was voted Boston Magazine's Best of Boston in 2012 & 2014, and was on short list in 2015.

We have consistently grown the business by creatively adapting to new challenges, and have been able to expand our business even during the COVID pandemic.

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INTENDED USE OF FUNDS

Formerly Sorella's, the Jamaica Plain restaurant space requires minor remodeling as well as updated utilities and equipment. While we've self-funded two other locations, we believe Mike & Patty's Jamaica Plain - our largest and first dine-in location - is an exciting opportunity to bring the community into our business! Funds raised will be used for:

Construction costs to finish remodeling the restaurant space (formerly Sorella's)
Code-compliant commercial kitchen equipment
Initial operating expenses

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BEFORE, DEMO AND NOW IN THE CONSTRUCTION PHASE.

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TARGET MARKET

We can't wait to serve Jamaica Plain residents that love local, differentiated, and delicious breakfast food!

Approximately 20-59 years old
Purchase takeout meals at least twice per week
Care about quality

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LOCATION

388 Centre Street is located at Hyde Square in Jamaica Plain. Neighboring retail and restaurants, including Whole Foods, The Haven, and Seed, help drive consistent foot traffic to the area.

Enables us to to serve a new neighborhood that has not been accessible to our Bay Village, Somerville, and Newton locations
Already a foodie destination served by multiple international restaurants that do not directly compete with our breakfast offering
Surrounded by homes and residences that are an easy walking/biking distance from our address

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TEAM EXPERIENCE

Our 5-person management team has a cumulative 60 years of experience in the restaurant and hospitality industry, including fine dining, fast casual, wholesale, and enterprise hospitality management.

Owners Ania Zaroda and Michael Gurevich have operated Mike & Patty's since since 2012 and have run multiple other businesses throughout their careers.

Director of Operations has 35 years experience managing multi-unit restaurants for enterprise hospitality groups.

Director of Culinary & Innovation has 13 years experience creating and executing menus for fine dining and craft casual concepts.

Chief of Staff has 12 years experience operating small businesses, including start-ups, restaurants, and consumer packaged goods companies.

Louie, Ania's dog, is our adorable mascot and resident tast-tester!

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This is a preview. It will become public when you start accepting investment.

Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $37,000

Build-out $37,000

Operating Expenses $20,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $700,000 | $770,000 | $823,900 | $865,094 | $891,047 |
| Cost of Goods Sold | $210,000 | $231,000 | $247,170 | $259,528 | $267,313 |
| Gross Profit | $490,000 | $539,000 | $576,730 | $605,566 | $623,734 |

EXPENSES

Rent $36,000 $36,900 $37,822 $38,767 $39,736
Utilities $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $210,000 $165,000 $176,550 $185,377 $190,938
Insurance $15,000 $15,375 $15,759 $16,152 $16,555
Equipment Lease $15,000 $15,375 $15,759 $16,152 $16,555
Repairs & Maintenance $24,000 $24,600 $25,215 $25,845 $26,491
Legal & Professional Fees $24,000 $24,600 $25,215 $25,845 $26,491
Operating Profit $142,000 $232,550 $255,195 $271,583 $280,477
This information is provided by Mike & Patty's - Jamaica Plan. Mainvest never predicts or projects performance, and has not reviewed or audited
this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $100,000
Maximum Raise $150,000
Amount Invested $0
Investors 0
Investment Round Ends February 25th, 2022
Summary of Terms
Legal Business Name Mike & Patty's JP, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.8×
Investment Multiple 1.6×
Business's Revenue Share 4%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2029
Financial Condition
Forecasted milestones

Mike & Patty's Jamaica Plan forecasts the following milestones:

Hire for the following positions by March, 2022: Shift Supervisor (1 position), Line Cooks (6 positions), Front of House (4 positions)

Achieve $750,000 revenue per year by end of 2022

Historical milestones

Mike & Patty's Jamaica Plan has been operating since has achieved the following milestones:

Signed 5-year lease in Jamaica Plain, MA beginning February 1, 2021.

Re-designed and remodeled space throughout 2021.

Participated in Jamaica Plain Neighborhood Council in Summer 2021 and received approval for menu and operations.

Updated plumbing and electrical to bring space up to code.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying
a Note is not like that at all. The ability of Mike & Patty's Jamaica Plan to make the payments you expect, and ultimately to give you your money
back, depends on a number of factors, including many beyond our control.

Limited Services

Mike & Patty's Jamaica Plan operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mike & Patty's Jamaica Plan competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mike & Patty's Jamaica Plan's core business or the inability to compete successfully against the with other competitors could negatively affect Mike & Patty's Jamaica Plan's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mike & Patty's Jamaica Plan's management or vote on and/or influence any managerial decisions regarding Mike & Patty's Jamaica Plan. Furthermore, if the founders or other key personnel of Mike & Patty's Jamaica Plan were to leave Mike & Patty's Jamaica Plan or become unable to work, Mike & Patty's Jamaica Plan (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mike & Patty's Jamaica Plan and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mike & Patty's Jamaica Plan is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mike & Patty's Jamaica Plan might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mike & Patty's Jamaica Plan is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mike & Patty's Jamaica Plan

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mike & Patty's Jamaica Plan's financial performance or ability to continue to operate. In the event Mike & Patty's Jamaica Plan ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mike & Patty's Jamaica Plan nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mike & Patty's Jamaica Plan will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mike & Patty's Jamaica Plan is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mike & Patty's Jamaica Plan will carry some insurance, Mike & Patty's Jamaica Plan may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mike & Patty's Jamaica Plan could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mike & Patty's Jamaica Plan's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mike & Patty's Jamaica Plan's management will coincide: you both want Mike & Patty's Jamaica Plan to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mike & Patty's Jamaica Plan to act conservative to make sure they are best equipped to repay the Note obligations, while Mike & Patty's Jamaica Plan might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mike & Patty's Jamaica Plan needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mike & Patty's Jamaica Plan or management), which is responsible for monitoring Mike & Patty's Jamaica Plan's compliance with the law. Mike & Patty's Jamaica Plan will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mike & Patty's Jamaica Plan is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mike & Patty's Jamaica Plan fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mike & Patty's Jamaica Plan, and the revenue of Mike & Patty's Jamaica Plan can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mike & Patty's Jamaica Plan to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mike & Patty's - Jamaica Plan. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Mike & Patty's - Jamaica Plan isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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